Consent of Independent Registered Public Accounting Firm

The Board of Directors

Metalla Royalty & Streaming Ltd.

We consent to the use of our report dated March 25, 2021 with respect to the consolidated financial statements included in this Annual Report on Form 40-F.

Our report refers to a retroactive change in the Company's presentation currency in the consolidated financial statements during the period ended December 31, 2020.

We also consent to the incorporation by reference of such report in the Registration Statements on Form F-10 (No. 333-237887), Form S-8 (No. 333-234659) and Form S-8 (No. 333-249938).

//s// KPMG LLP

Chartered Professional Accountants
March 26, 2021
Vancouver, Canada